									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2008		2007		2006		2005		2004

Net Income*	$77,178		$62,659		$72,250		$39,770		$43,173

Income Taxes	51,948		43,056		49,683		27,619		29,218

Fixed Charges**	25,828		27,719		28,640		22,521		21,273

Capitalized Interest	(152)		(504)		(969)		(1,571)		(700)

Total Available	$154,802		$132,930		$149,604		$88,339		$92,964

Total Available	6.0	x	4.8	x	5.2	x	3.9	x	4.4	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest and preferred dividend requirement of a subsidiary. Preferred dividend requirements totaled $45,100 in 2005 and $135,200 in 2004 (rentals are not material).